FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2014

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Unaudited interim consolidated financial statements as of March 31, 2014 and 2013 and for the three-month periods then ended

Report on review of interim consolidated financial statements

To the Board of Directors of Compañía de Minas Buenaventura S.A.A.

Introduction

We have reviewed the accompanying interim consolidated statement of financial position of Compañía de Minas Buenaventura S.A.A. (a Peruvian public corporation) and Subsidiaries (together "the Group") as of March 31, 2014, and the related interim consolidated statements of profit or loss, statement of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2014 and 2013 and explanatory notes. The Group’s Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Peru and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru

April 24, 2014

Countersigned by:

Victor Burga
C.P.C.C. Register No.14859

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of March 31, 2014 (unaudited) and December 31, 2013 (audited)

	Note	2014	2013
		US$(000)	US$(000)
Assets
Current assets
Cash	4	78,720	61,898
Trade and other receivables, net	5(a)	251,457	260,434
Inventories, net	7	149,424	175,719
Income tax credit		58,327	37,370
Prepaid expenses		13,764	14,597
Derivative financial instruments	6(a)	3,731	-
Embedded derivatives for sales of concentrates, net	6(b)	-	1,857
		555,423	551,875
Non-current assets
Trade and other receivables, net	5(a)	23,807	20,607
Long-term inventories	7	39,553	23,366
Investments in associates	8(a)	2,344,449	2,350,303
Mining concessions, development costs, property, plant and equipment, net	9	1,546,315	1,515,460
Deferred income tax asset		72,758	83,525
Other assets, net		3,310	7,132
		4,030,192	4,000,393
Total assets		4,585,615	4,552,268
Liabilities and shareholders’ equity, net
Current liabilities
Trade and other payables		251,937	301,811
Provisions	10	78,282	69,800
Income tax payable		2,394	2,140
Financial obligations	11	23,549	11,370
Derivative financial instruments	6(a)	-	1,093
Embedded derivatives for sales of concentrates, net	6(b)	7,592	-
		363,754	386,214
Non-current liabilities
Trade and other payables		15,035	12,229
Provisions	10	109,272	106,376
Financial obligations	11	280,967	223,027
Deferred income tax liability		4,113	-
		409,387	341,632
Total liabilities		773,141	727,846
Shareholders’ equity, net
Capital stock, net of treasury shares for US$(000)62,665		750,497	750,497
Investment shares, net of treasury shares for US$(000)765		1,396	1,396
Additional paid-in capital		219,055	219,055
Legal reserve		162,688	162,663
Other reserves		269	269
Retained earnings		2,395,929	2,413,131
Other reserves of equity		104	104
Shareholders’ equity, net attributable to equity holders of the parent		3,529,938	3,547,115
Non-controlling interest		282,536	277,307
Total shareholders’ equity, net		3,812,474	3,824,422
Total liabilities and shareholders’ equity, net		4,585,615	4,552,268

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim consolidated statements of profit or loss (unaudited)

For the three-month periods ended March 31, 2014 and 2013

	Note	2014	2013
		US$(000)	US$(000)

Operating income
Net sales	14(a)	273,968	340,873
Royalty income	18(a)	8,025	13,802
Total operating income		281,993	354,675
Operating costs
Cost of sales, excluding depreciation and amortization	15	(142,959)	(158,135)
Depreciation and amortization		(46,138)	(39,176)
Exploration in operating units	16	(31,728)	(46,369)
Royalties		(7,378)	(9,666)
Total operating costs		(228,203)	(253,346)
Gross profit		53,790	101,329
Operating expenses, net
Administrative expenses	17	(28,756)	(15,959)
Exploration in non-operating areas		(10,374)	(21,760)
Provision for contingencies		(7,641)	(1,053)
Selling expenses		(4,170)	(4,510)
Impairment loss on long-lived assets		(794)	-
Other, net		1,456	1,364
Total operating expenses, net		(50,279)	(41,918)
Operating profit		3,511	59,411
Other income (expenses), net
Finance income		1,806	956
Share in results of associates under equity method	8(b)	(4,480)	84,168
Finance costs		(3,391)	(1,203)
Net gain (loss) from currency exchange difference		(496)	112
Total other income (expenses), net		(6,561)	84,033
Profit (loss) before income tax		(3,050)	143,444
Income tax	13	(7,322)	(32,511)
Net profit (loss)		(10,372)	110,933
Attributable to:
Equity holders of the parent		(16,112)	102,677
Non-controlling interest		5,740	8,256
		(10,372)	110,933
Basic and diluted profit (loss) per share attributable to equity holders of the parent, stated in U.S. dollars		(0.06)	0.40
Weighted average number of outstanding shares (common and investment), in units		254,186,867	254,202,571

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim consolidated statements of other comprehensive income

(unaudited)

For the three-month periods ended March 31, 2014 and 2013

	2014	2013
	US$(000)	US$(000)

Net profit (loss)	(10,372)	110,933

Other comprehensive income for the period:
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net gain on hedging derivative financial instruments, note 6(a)	4,825	-
Income tax effect	(1,670)	-

	3,155	-

Net unrealized gain on other investments	-	55
Income tax effect	-	-

	-	55

Other comprehensive income to be reclassified to profit or loss in subsequent periods	3,155	55

Total other comprehensive income (loss), net of tax	(7,217)	110,988

Attributable to:
Equity holders of the parent	(14,406)	102,732
Non-controlling interest	7,189	8,256

	(7,217)	110,988

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim consolidated statements of changes in shareholders’ equity (unaudited)

For the three-month periods ended March 31, 2014 and 2013

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid- in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non- controlling interest	Total shareholders’ equity, net
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2013	253,729,664	750,540	1,399	219,471	162,663	269	2,572,943	925	3,708,210	263,647	3,971,857
Net profit	-	-	-	-	-	-	102,677	-	102,677	8,256	110,933
Other comprehensive income	-	-	-	-	-	-	-	55	55	-	55
Total other comprehensive income	-	-	-	-	-	-	102,677	55	102,732	8,256	110,988
Dividends declared, note 12	-	-	-	-	-	-	(76,269)	-	(76,269)	(6,153)	(82,422)

As of March 31, 2013	253,729,664	750,540	1,399	219,471	162,663	269	2,599,351	980	3,734,673	265,750	4,000,423

As of January 1, 2014	253,715,190	750,497	1,396	219,055	162,663	269	2,413,131	104	3,547,115	277,307	3,824,422
Net loss	-	-	-	-	-	-	(16,112)	-	(16,112)	5,740	(10,372)
Other comprehensive income, note 6(a)	-	-	-	-	-	-	1,706	-	1,706	1,449	3,155
Total other comprehensive income	-	-	-	-	-	-	(14,406)	-	(14,406)	7,189	(7,217)
Dividends declared, note 12	-	-	-	-	-	-	(2,796)	-	(2,796)	(1,960)	(4,756)
Proceeds from expired dividends	-	-	-	-	25	-	-	-	25	-	25

As of March 31, 2014	253,715,190	750,497	1,396	219,055	162,688	269	2,395,929	104	3,529,938	282,536	3,812,474

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim consolidated statements of cash flows (unaudited)

For the three-month periods ended March 31, 2014 and 2013

	2014	2013
	US$(000)	US$(000)

Operating activities
Proceeds from sales	266,854	404,462
Value added tax recovered	17,704	13,800
Royalties received	6,995	12,202
Dividends received	2,377	-
Interest received	2,125	976
Payments to suppliers and third parties	(199,734)	(258,128)
Payments to employees	(55,620)	(70,083)
Payments of royalties	(7,453)	(8,786)
Income tax paid	(5,411)	(24,078)
Payments of interest	(1,948)	(222)
Net cash provided by operating activities	25,889	70,143
Investing activities
Proceeds from collection of loans to related parties	9,032	-

Proceeds from sale of mining concessions, property, plant and equipment	23	-
Payments for mine development activities and acquisitions of mining concessions, property, plant and equipment	(85,278)	(86,041)
Contributions to associates	(1,003)	(3,685)
Increase of time deposits	-	(772)
Net cash used in investing activities	(77,226)	(90,498)
Financing activities
Proceeds from financial obligations	74,659	-
Payments of financial obligations	(4,540)	(56)
Dividends paid to non-controlling interest	(1,960)	(3,440)
Net cash provided by (used in) financing activities	68,159	(3,496)
Increase (decrease) in cash for the period, net	16,822	(23,851)
Cash at beginning of period	61,898	186,712

Cash at end of period	78,720	162,861

Financing activities not affecting cash flows:
Dividends declared and unpaid	2,796	76,269

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)

As of March 31, 2014 and 2013

1.	Identification and business activity
(a)	Identification –

Compañía de Minas Buenaventura S.A.A. (hereinafter “Buenaventura” or “the Company”) is a Peruvian publicly traded corporation incorporated in 1953 in Lima city. Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company’s shares deposited in the Bank of New York. The Company’s legal domicile is located at Calle Las Begonias N°415, San Isidro, Lima, Peru.

(b)	Business activity –

The Company and its Subsidiaries (hereinafter “the Group") are principally engaged in the exploration, mining, concentration, smelting and marketing of polymetallic ores and metals.

The Company operates directly nine mining units located in Peru: Uchucchacua, Orcopampa, Julcani, Mallay, Breapampa, Poracota, Recuperada, Antapite and Shila-Paula (the last four units are currently in exploration stage). In addition, the Group has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”) which operates the Colquijirca mine, Minera La Zanja S.R.L. (hereinafter “La Zanja”) which operates La Zanja mine, and other entities engaged in mining, energy and services activities.

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Country of incorporation and	Ownership as of March 31, 2014 and December 31, 2013
	operation	Direct	Indirect
		%	%
Holding of investments, mining concessions, exploration and exploitation of minerals
Compañía Minera Condesa S.A.	Peru	100.00	-
Inversiones Colquijirca S.A.	Peru	99.99	-
Sociedad Minera El Brocal S.A.A.	Peru	2.71	51.36
El Molle Verde S.A.C.	Peru	100.00	-
Minera La Zanja S.R.L.	Peru	53.06	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-
Minera Julcani S.A. de C.V.	Mexico	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	Chile	100.00	-
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00
Metalúrgica Los Volcanes S.A.	Peru	100.00	-
Cerro Hablador S.A.C.	Peru	99.00	1.00
Apu Coropuna S.R.L.	Peru	70.00	-
Compañía Minera Nueva Italia S.A.	Peru	-	52.30

Energy
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-
Empresa de Generación Huanza S.A.	Peru	-	100.00
Empresa de Generación Huaura S.A.C.	Peru	1.00	99.99

Services
Buenaventura Ingenieros S.A.	Peru	100.00	-
Bisa Construcción S.A.	Peru	-	100.00
Contacto Corredores de Seguros S.A.	Peru	-	100.00
Bisa Argentina S.A.	Argentina	56.00	44.00

Industrial activities
Procesadora Industrial Río Seco S.A.	Peru	100.00	-

2

Notes to the interim consolidated financial statements (unaudited) (continued)

2.	Basis of preparation and changes in accounting policies
2.1.	Basis of preparation and presentation -

The unaudited interim consolidated financial statements have been prepared and presented in accordance with IAS 34 - “Interim Financial Reporting”, as issued by the International Accounting Standards Board.

The unaudited interim consolidated financial statements have been prepared on a historical cost basis, from the records of the Group, except for those financial assets and liabilities at fair value through profit or loss. The unaudited interim consolidated financial statements are stated in U.S. dollars and all values have been rounded to the nearest thousands, except when otherwise indicated.

The unaudited interim consolidated financial statements provide comparative information for prior periods, however, do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited consolidated financial statements as of December 31, 2013 and for the year then ended.

2.2.	New standards and interpretations adopted by the Group -

Several standards and amendments apply from January 1, 2014; however, they do not impact the unaudited interim consolidated financial statements of the Group as of March 31, 2014.

3.	Seasonality of operations

The Group operates continuously without major fluctuations due to seasonality factors.

4.	Cash

This caption is made up as follows:

	As of March 31, 2014	As of December 31, 2013
	US$(000)	US$(000)

Cash	743	753
Bank accounts	77,977	61,145

	78,720	61,898

3

Notes to the interim consolidated financial statements (unaudited) (continued)

5.	Trade and other receivables, net
(a)	This caption is made up as follows:

	As of March 31, 2014	As of December 31, 2013
	US$(000)	US$(000)

Trade receivables, net (b)
Domestic customers	96,202	89,275
Foreign customers	79,005	75,487
Related parties, note 18(b)	10,770	9,421

	185,977	174,183
Allowance for doubtful accounts	(21,972)	(21,741)

	164,005	152,442

Other receivables
Value added tax credit	66,367	65,196
Claims to third parties	12,786	11,527
Application for devolution of sales tax	7,002	12,654
Related parties, note 18(b)	6,969	15,890
Loans to third parties	4,434	2,759
Advances to suppliers	2,887	3,630
Other	10,814	16,943
	111,259	128,599

Total trade and other receivables, net	275,264	281,041

Classification by maturity:
Current portion	251,457	260,434
Non-current portion	23,807	20,607

Total trade and other receivables, net	275,264	281,041

(b)	The increase in trade accounts receivable balance as of March 31, 2014, compared to December 31, 2013, was mainly due to higher billings caused by the higher metal quotations as of March 31, 2014, compared to those prevailing as of December 31, 2013.

4

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Derivative financial instruments
(a)	Hedge copper price operations –

El Brocal’s operating activities includes extraction, production, concentration and commercialization of polymetallic ores, mainly copper. The volatility of copper’s price since the year 2013 has caused that El Brocal’s management has decided to enter into future contracts. These contracts, which have been negotiated since August 8, 2013, are intended to reduce the volatility of cash flows attributable to the fluctuations in the copper price, according to the risk strategy approved by El Brocal’s Board of Directors. The contracts seek to eliminate the volatility of the copper price until December 2014, according to the existing sales commitments of copper concentrate, which are related to 50 percent of the annual production of such metal as of March 31, 2014 (25 percent as of December 31, 2013).

As of March 31, 2014, fair value of future contracts in force of El Brocal amounted to an asset of US$3,731,000 (a liability of US$1,093,000 as of December 31, 2013). The credit, net of deferred income tax, amounted to a positive balance of US$2,440,000 (a negative balance of US$715,000 as of December 31, 2013), and the net effect of US$3,155,000 is presented in the unaudited interim consolidated statement of other comprehensive income.

(b)	Embedded derivatives for sales of concentrates, net –

The Group’s sales of concentrates are based on commercial contracts, under which a provisional sales value is determined based on future quotations (forward). The adjustment to sales is considered an embedded derivative, which is required to be separated from the host contract. Commercial contracts are linked to market prices of London Metal Exchange at the dates of the expected settlements of the open positions of consolidated statement of financial position. The embedded derivative does not qualify for hedge accounting; therefore, changes in its fair value are recorded as an adjustment to net sales, see note 14(a).

As of March 31, 2014 and December 31, 2013, changes in net fair value of embedded derivatives for sales of concentrates resulted in a liability for US$7,592,000 and an asset for US$1,857,000, respectively. The related gains or losses are recognized in the net sales caption in the consolidated statement of profit or loss in the corresponding periods.

5

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Inventories, net

This caption is made up as follows:

	As of March 31, 2014	As of December 31, 2013
	US$(000)	US$(000)

Finished goods	37,982	45,617
Products in process	112,122	112,287
Spare parts and supplies	42,478	47,828
	192,582	205,732
Allowance for impairment of value of inventories	(3,605)	(6,647)

	188,977	199,085

Classification by use:
Current portion	149,424	175,719
Non-current portion	39,553	23,366

	188,977	199,085

8.	Investments in associates
(a)	This caption is made up as follows:

	As of January 1, 2014	Dividends received	Contributions granted	Share in net profit (loss)	As of March 31, 2014
	US$(000)				US$(000)

Minera Yanacocha S.R.L. (c)	1,360,690	-	-	(24,485)	1,336,205
Sociedad Minera Cerro Verde S.A.A. (d)	904,315	-	-	15,711	920,026
Compañía Minera Coimolache S.A.	43,367	(2,377)	-	4,791	45,781
Canteras del Hallazgo S.A.C.	39,231	-	1,003	(79)	40,155
Other minor investments	2,700	-	-	(418)	2,282

	2,350,303	(2,377)	1,003	(4,480)	2,344,449

6

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the share in results of associates under equity method:

	For the three-month periods ended March 31
	2014	2013
	US$(000)	US$(000)

Sociedad Minera Cerro Verde S.A.A.	15,711	27,181
Compañía Minera Coimolache S.A.	4,791	8,140
Minera Yanacocha S.R.L.	(24,485)	50,968
Canteras del Hallazgo S.A.C.	(79)	(2,121)
Other minor investments	(418)	-

	(4,480)	84,168

(c)	The investments that the Company maintains in Minera Yanacocha S.R.L, through Compañía Minera Condesa S.A., and in Sociedad Minera Cerro Verde S.A.A., represent the most significant investments of the Company and their operations are strategic for the activities of the Company.

Investment in Minera Yanacocha S.R.L. -

The Company, through its subsidiary Compañía Minera Condesa S.A., holds 43.65 percent of the capital stock of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”). This entity has a gold mine located in Cajamarca, Peru, and is engaged in gold production and exploration and development of gold and copper in their own concessions or concessions owned by S.R.M.L. Chaupiloma Dos de Cajamarca, with which signed a contract of use of mineral rights.

During the last several years, Yanacocha has been developing the Conga project, which consists in two deposits of gold and porphyry of copper located at northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc, in Cajamarca region. As of March 31, 2014 and December 31, 2013, the project had proven and probable reserves of 12.6 milion ounces (unaudited) of contained gold and 3.3 billion pounds (unaudited) of copper content.

Due to local political and community protests by a potential impact on water resources, construction and development activities at the Conga project were suspended since November 2011. On April 20, 2012, independent experts hired by Peruvian Government, issued the international report on water component of the Environmental Impact Study for Conga mining project, which validates, essentially, the Environmental Impact Study approved in 2010, and includes some recommendations for improvement, such as the ability to provide additional water to communities and constitute social funds. On June 22, 2012, Yanacocha’s management approved the recommendations made by independent experts and was communicated the decision to move the project towards a “water-first" approach. Consequently, Yanacocha’s management has rescheduled the development activities, focusing on recommended water sustainability activities, mainly, construction of water reservoirs initially planned for community before to carrying out any development activities of the project. For this reason, in 2013, the project focused on the construction of those water reservoirs, complete engineering activities and accept delivery of major equipment acquired. In 2013, the Chailhuagon’s reservoir was completed and Yanacocha expects to get permission to begin the construction of El Perol’s reservoir during 2014.

7

Notes to the interim consolidated financial statements (unaudited) (continued)

Investment in Sociedad Minera Cerro Verde S.A.A. -

Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”) is involved in extracting, producing and marketing of cathodes and copper concentrate from its mining unit located in Uchumayo, Arequipa, Peru.

Tax Stability Agreements
On February 13, 1998, Cerro Verde entered into an Agreement of Guarantees and Measures to Promote Investments with the Peruvian Government, under the Peruvian General Mining Law, which guarantees Cerro Verde the use of the tax regulations in force as of May 6, 1996. Additionally, Cerro Verde has tax stability for a period of 15 years beginning January 1, 1999 (with a maturity date December 31, 2013).

On July 17, 2012, Cerro Verde entered into a new Agreement of Guarantees and Measures to Promote Investments with the Peruvian Government, under the Peruvian General Mining Law and in connection with the project of operations expansion. This new agreement will allow to Cerro Verde’s management to have tax stability for the above mentioned expansion and it is Cerro Verde’s management intention to apply for its use since 2014. According to this new agreement, the new income tax rate will be 32 percent.

Tax contingency

On June 23, 2004, Law No.28258 -Mining Royalty Law, was approved, and requires the holders of mining concessions to pay a royalty return for the exploitation of metallic and non-metallic mining resources, which is calculated using rates from one to three percent of the value of concentrate or its equivalent, according to the international market prices of the commodity published by the Ministry of Energy and Mines.

Based on the 1998 stability agreement, the payment of mining royalties was not applicable to Cerro Verde, because the contribution was created after Cerro Verde signed the stability contract with the Peruvian Government.

The Peruvian tax authority (SUNAT) has assessed mining royalties related to ore processed by Cerro Verde’s concentrator, which commenced operations in late 2006. Such assessments cover the period from October 2006 to December 2007, as well as years 2008 and 2009. SUNAT has issued resolutions rejecting the claims of Cerro Verde. Cerro Verde has appealed such decisions before the Tax Court. On July 23, 2013, SUNAT notified the final decision of the Tax Court confirming the assessments for the periods from October to December 2006, and for the years 2007 and 2008. By means of the decision of the Tax Court, the administrative stage for the appeal of these proceedings ended.

In September 2013, Cerro Verde filed judiciary appeals to Judiciary Court (Civil Court of the Superior Court of Arequipa) suing SUNAT, the Ministry of Energy and Mines and Tax Court for requiring Cerro Verde to pay mining royalties during the term of the stability agreement in force until December 31, 2013. Cerro Verde believes that the Stability Agreement entered into with the Peruvian Government in 1998 (which was in force from January 1, 1999 to December 31, 2013) guarantees that all minerals extracted from their production unit are included in the stabilized tax and administrative regime, which does not include the obligation to pay the mining royalty.

On October 1, 2013, SUNAT issued a payment order by 492 million of Nuevos Soles (US$176 million based on current exchange rates, including interest and penalties of US$104 million). As permitted by law, Cerro Verde requested and as has been granted an installment payment program that defers payment for six months and thereafter satisfies the amount via 66 equal monthly payments. In July 2013, claim on SUNAT’s assessment for 2009 was rejected, but no final decision has been issued by the Tax Court for that year.

8

Notes to the interim consolidated financial statements (unaudited) (continued)

In Cerro Verde management’s and legal advisors’ opinion, Cerro Verde has sound legal grounds; consequently, they expect to obtain favorable results on these legal proceedings.

9.	Mining concessions, development costs, property, plant and equipment, net

Net balance of this caption increased from US$1,515,460,000 as of December 31, 2013 to US$1,546,315,000 as of March 31, 2014, primarily due to investments in development costs and property, plant and equipment during the three-month period ended March 31, 2014 by US$93,094,000, which was offset by the effect of the depreciation and amortization in that period by US$61,445,000.

Main additions of the period are: (i) Buenaventura’s development costs by US$14,286,000; (ii) construction of the Huanza’s hydroelectric plant by US$13,211,000, which commenced operations on February 22, 2014; (iii) acquisition of new offices by Buenaventura Ingenieros S.A. for US$11,826,000; (iv) operations expansion project of El Brocal by US$11,393,000, which main objective is to reach a treatment level of 18,000 DMT per day from the second quarter of 2014; (v) work in progress and development costs of La Zanja by US$7,523,000; (vi) construction of washing, sulfuric acid and manganese sulphate plants by US$7,351,000, which came into operation during the first quarter of 2014, except for the last plant, which will become operations during the second quarter of 2014; (vii) Buenaventura’s machinery and equipment by US$4,243,000; (viii) Buenaventura’s furniture and fixtures by US$2,638,000; and, (ix) other additions of El Brocal by US$12,613,000.

9

Notes to the interim consolidated financial statements (unaudited) (continued)

10.	Provisions

The table below presents the movement of this caption:

	As of December 31, 2013	Accretion	Additions	Disbursements	As of March 31, 2014
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Provision for closure of mining units and exploration projects	136,121	1,443	833	(2,868)	135,529
Provision for obligations with local communities	6,974	-	7,098	-	14,072
Employee bonuses	-	-	11,897	-	11,897
Provision for environmental liabilities	9,224	-	(81)	(894)	8,249
Provision for labor contingencies	6,022	-	230	(7)	6,245
Provision for environmental contingencies	4,110	-	20	(68)	4,062
Provision for stock appreciation rights	1,971	-	1,931	(1,598)	2,304
Provision for security contingencies	1,679	-	371	(81)	1,969
Workers’ profit sharing payable	7,361	-	966	(6,826)	1,501
Board of Directors’ participation	1,604	-	497	(1,406)	695
Other provisions	1,110	-	8	(87)	1,031

	176,176	1,443	23,770	(13,835)	187,554

Classification by maturity:
Current portion	69,800	156	20,907	(12,581)	78,282
Non-current portion	106,376	1,287	2,863	(1,254)	109,272

	176,176	1,443	23,770	(13,835)	187,554

10

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	Financial obligations
(a)	This caption is made up as follows:

	Annual interest rate	Original maturity	As of March 31, 2014	As of December 31, 2013
			US$(000)	US$(000)

Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease (b)	Three-month Libor plus 4.00%	2021	119,000	119,000

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú – Leaseback (c)	Three-month Libor plus 5.00%	2018	173,690	115,397

Buenaventura Ingenieros S.A.
Banco de Crédito del Perú – Finance lease	4.60%	2019	11,826	-

Total financial obligations			304,516	234,397

Classification by maturity:
Current portion			23,549	11,370
Non-current portion			280,967	223,027

Total financial obligations			304,516	234,397

(b)	On December 2, 2010, Empresa de Generación Huanza S.A. entered into a finance lease contract with Banco de Crédito del Perú, with the following terms and conditions:

-	Principal: US$119,000,000.
-	Term and annual interest rate: 7 years since the operation of the hydroelectric plant, with an annual variable rate of three-month Libor plus 4 percent.
-	Guarantee: Leased equipments.
-	Amortization: Quarterly maturities determined by Banco de Crédito del Perú in the final payment schedule at the initial date of operation.

11

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	The shareholders’ meeting of El Brocal, held on September 25, 2013, approved to enter into a sale and leaseback contract up to US$180,000,000 through the sale of assets by the same amount, consisting on equipment, machinery and production plants located in the Colquijirca mining unit, with a 5 year period, to be paid in 20 quarterly installments and an annual variable interest rate of three-month Libor plus 5 percent, equivalent to 5.24 percent as of March 31, 2014 (5.25 percent as of December 31, 2013), which began to be amortized since March 20, 2014. Proceeds from this loan were used to fully prepay the loan that El Brocal held by US$120 million with Banco de Crédito del Perú and also to comply with those obligations that are necessary to complete operations expansion project.

The financing is secured by a trust agreement on receivables, sales contracts and cash inflows on commercial contracts; and other related to the administration, use, disposal and claim of the assets specified in the contract.

In connection with the above financing, El Brocal complied with the following financial ratios as of March 31, 2014:

(i)	Debt service coverage ratio: Higher than 1.3 from January 1, 2014.
(ii)	Leverage ratio: Less than 1.0.
(iii)	Debt ratio:
a.	Less than 5.0 from the closing date to March 31, 2014;
b.	Less than 4.5 as of June 30, 2014;
c.	Less than 4.0 as of September 30, 2014;
d.	Less than 3.0 as of December 31, 2014;
e.	Less than 2.5 from January 1, 2015 to December 31, 2015; and,
f.	Less than 2.0 from January 1, 2016 and thereafter.

These financial ratios shall be calculated based on the financial statements of El Brocal as of each quarter ending March, June, September and December, starting year 2014.

The compliance with the financial ratios described above shall be monitored by El Brocal’s management.

12

Notes to the interim consolidated financial statements (unaudited) (continued)

12.	Dividends declared
(a)	The table below presents information about dividends declared during the three-month periods ended March 31, 2014 and 2013:

Meetings	Date	Dividends declared	Dividends per share
		US$(000)	US$

Dividends declared in 2014
Mandatory Annual Shareholders’ Meeting	March 27, 2014	3,031	0.01
Less – Dividends on treasury shares		(235)

		2,796

Dividends declared in 2013
Mandatory Annual Shareholders’ Meeting	March 26, 2013	82,690	0.30
Less – Dividends on treasury shares		(6,421)

		76,269

Dividends declared as of March 31, 2014 will be paid during the second quarter of 2014 and are presented in the trade and other payables caption. Dividends declared as of March 31, 2013 were paid during the second quarter of 2013.

(b)	Dividends declared by subsidiaries and corresponding to non-controlling interest, for the three-month periods ended March 31, 2014 and 2013 are the following:

	2014	2013
	US$(000)	US$(000)

S.M.R.L. Chaupiloma Dos de Cajamarca	1,960	3,440
Sociedad Minera El Brocal S.A.A.	-	2,711
Inversiones Colquijirca S.A.	-	2

	1,960	6,153

13

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Income tax

Current and deferred expense (income) tax portions shown in the unaudited interim consolidated statements of profit or loss for the three-month periods ended March 31, 2014 and 2013 are as follows:

	2014	2013
	US$(000)	US$(000)

Income tax
Current	(6,237)	(18,149)
Deferred	254	(10,685)
	(5,983)	(28,834)

Mining royalties and Special Mining Tax
Current	(1,568)	(4,081)
Deferred	229	404
	(1,339)	(3,677)

Total income tax	(7,322)	(32,511)

During the years 2013 and 2014, the Peruvian tax authority has been reviewing the Company’s income tax return for the year 2008 and the value added tax return for the period from January to December 2008. Moreover, the Peruvian tax authority has informed to the Company the beginning of the review of the income tax return for the years 2009 and 2010, starting May 2014.

14

Notes to the interim consolidated financial statements (unaudited) (continued)

14.	Net sales
(a)	The table below presents the detail of net sales for the three-month periods ended March 31, 2014 and 2013:

	2014	2013
	US$(000)	US$(000)

Sales by product
Gold	141,853	200,160
Silver	86,085	96,946
Copper	65,477	40,336
Lead	9,182	15,081
Zinc	6,777	20,239
	309,374	372,762

Commercial deductions	(37,103)	(32,775)
Adjustments to prior period liquidations	(8,417)	(3,199)
Embedded derivatives for sales of concentrates	(5,984)	613
Hedging operations	321	-
Adjustments to current period liquidations	297	(4,922)
	258,488	332,479
Sales of services, energy power and other minor	15,480	8,394

	273,968	340,873

Volumes sold of metallic content were the following:

	For the three-month periods ended March 31		Increase (decrease)
	2014	2013

Gold	108,083 OZ	124,626 OZ	(16,543) OZ
Silver	4,253,317 OZ	3,240,735 OZ	1,012,582 OZ
Copper	9,271 MT	5,108 MT	4,163 MT
Lead	4,353 MT	6,683 MT	(2,330) MT
Zinc	3,312 MT	10,204 MT	(6,892) MT

15

Notes to the interim consolidated financial statements (unaudited) (continued)

The net average sale prices were the following:

	For the three-month periods ended March 31		Increase (decrease)
	2014	2013
	US$	US$	US$

Gold	1,312.45 / OZ	1,606.08 / OZ	(293.63) / OZ
Silver	20.24 / OZ	29.92 / OZ	(9.68) / OZ
Copper	7,062.58 / MT	7,896.25 / MT	(833.67) / MT
Lead	2,109.62 / MT	2,256.81 / MT	(147.19) / MT
Zinc	2,046.42 / MT	1,983.36 / MT	63.06 / MT

(b)	During the three-month period ended March 31, 2014, net sales of the Group decreased by US$66,905,000 compared to the same period of 2013, primarily due to the combined effect of the decline of the international gold, silver, copper and lead quotations, and the decrease in volume of production and sale of gold, lead and zinc.

15.	Cost of sales, excluding depreciation and amortization

The table below presents the components of this caption for the three-month periods ended March 31, 2014 and 2013:

	2014	2013
	US$(000)	US$(000)

Beginning balance of finished goods and products in process	157,904	158,478

Cost of production
Services provided by third parties	57,655	66,940
Consumption of materials and supplies	25,910	31,496
Direct labor	23,453	28,395
Electricity and water	7,989	4,995
Rentals	3,392	1,891
Transport	3,242	4,524
Maintenance and repair	1,854	1,555
Insurances	1,957	2,566
Purchase of by-products to third parties	-	914
Cost of concentrate purchased to third parties	-	463
Other production expenses	9,707	12,328
Total cost of production of the period	135,159	156,067

Ending balance of finished goods and products in process	(150,104)	(156,410)

Cost of sales, excluding depreciation and amortization	142,959	158,135

16

Notes to the interim consolidated financial statements (unaudited) (continued)

16.	Exploration in operating units

The balance of this caption decreased by US$14,641,000, from US$46,369,000 during the three-month period ended March 31, 2013 to US$31,728,000 during the same period of 2014, mainly explained by the lower exploration activities performed in Poracota and Antapite mining units, due to lower expectations about reserves in such mining units.

17.	Administrative expenses

The balance of this caption increased by US$12,797,000, from US$15,959,000 during the three-month period ended March 31, 2013 to US$28,756,000 during the same period of 2014, mainly because during the first quarter of 2013, the Group reversed a provision for stock appreciation rights by US$9,358,000, as a result of a reduction in the price of the ADR’s of the Company at the end of that quarter, while during the first quarter of 2014, the Group recorded an increase of such provision by US$1,925,000.

18.	Related parties transactions
(a)	The main transactions made by the Group with its related parties during the three-month periods ended March 31, 2014 and 2013 are presented below:

	2014	2013
	US$(000)	US$(000)

Royalties collected from Minera Yanacocha S.R.L. to:
S.M.R.L. Chaupiloma Dos de Cajamarca	8,025	13,802

Income for services rendered to Minera Yanacocha S.R.L. by:
Consorcio Energético de Huancavelica S.A. (electric power transmission)	229	229
Buenaventura Ingenieros S.A. (execution of especific work orders)	205	176

Dividends received from:
Compañía Minera Coimolache S.A.	2,377	3,701

Contributions and investments made to:
Canteras del Hallazgo S.A.C.	1,003	3,685

17

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	As a result of the transactions indicated in paragraph (a), the Group has the following accounts receivable and payable to associates:

		As of December 31,
	As of March 31, 2014	2013
	US$(000)	US$(000)

Trade and other receivables -
Trade
Minera Yanacocha S.R.L.	10,770	9,220
Compañía Minera Coimolache S.A.	-	201
	10,770	9,421
Other
Compañía Minera Coimolache S.A. (c)	6,969	15,890

	17,739	25,311

Classification by maturity:
Current portion	15,496	23,068
Non-current portion	2,243	2,243

	17,739	25,311

Trade and other payables
Minera Yanacocha S.R.L.	639	783
Compañía Minera Coimolache S.A.	777	614
Canteras del Hallazgo S.A.C.	-	30

	1,416	1,427

Classification by maturity:
Current portion	1,416	970
Non-current portion	-	457

	1,416	1,427

(c)	Compañía Minera Coimolache S.A. (“Coimolache”) -

On October 18, 2010, the Shareholders’ Meeting of Coimolache approved the development program and financial support of Tantahuatay Project; total budget for this project was estimated in US$110,000,000 and the financing structure agreed by shareholders is: 30 percent as capital contributions and 70 percent as shareholders’ loans. As of March 31, 2014, the outstanding loan by US$6,969,000 yields interest calculated with a Libor interest rate to 6 months plus 3 percent.

18

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 1, 2014